SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares that will be acquired under the program
•	Eni’s Board of Directors - Approval of the fourth tranche of the provision in place of 2024 dividend: € 0.25 per share
•	Annual Report on Form 20-F 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: April 4, 2025

Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares that will be acquired under the program

Rome, 3 April 2025 - Eni's Board of Directors, chaired by Giuseppe Zafarana, has resolved to submit a proposal to the Shareholders' Meeting of 14 May 2025, called in ordinary session, to authorize the purchase of treasury shares (the "new buyback Program") for a period up to the end of April 2026 aimed at remunerating shareholders.

As illustrated in the 2025-2028 Strategic Plan (the “Plan”), presented to the market on February 27, 2025, Eni intends to distribute between 35%-40% of annual Cash Flow From Operations (“CFFO”) in terms of dividend and share buyback. In upside scenarios of the CFFO compared to the amount foreseen in the Plan, up to 60% of the additional cash will be applied to buyback.

In line with the Plan, Eni therefore intends to launch the new buyback Program in 2025 for an amount of €1.5 billion. This amount may be increased up to a total maximum of €3.5 billion, in case of upside scenarios of the CFFO as described above.

The maximum amount of shares that can be purchased under the program is no. 315 millions of shares (approximately 10% of Eni's share capital).

Purchases made under the new buyback Program will be made at a price identified in compliance with regulatory requirements and accepted market practices in force from time to time. This price may not deviate downward or upward by more than 10% from the official price recorded by Eni S.p.A. stock in the session of the Euronext Milan market, organized and managed by Borsa Italiana S.p.A., on the day preceding each individual transaction.

Purchases may be made:

-       on regulated markets in accordance with operating procedures established in the regulations for the organization and management of those markets;

-       in the way established by the market practices permitted by Consob pursuant to Article 13 of Regulation (EU) No. 596/2014 (if applicable);

-       under the conditions set forth in Article 5 of Regulation (EU) No. 596/2014.

The Board of Directors has also resolved to submit a proposal to the Shareholders' Meeting, called in extraordinary session, to cancel the treasury shares to be purchased under the new buyback Program (maximum no. 315 millions of treasury shares). This cancellation will be carried out by the Board of Directors without reducing the share capital, in view of the absence of the par value of Eni's shares, by July 2026, in one or more acts, even before the maximum number of shares authorized by the Shareholders' Meeting has been purchased.

The documentation relating to the Shareholders' Meeting will be made available to the public within the terms and in the way provided for by current regulations, including through publication on the Company's website.

As of today's date, Eni holds no. 91,610,327 treasury shares equal to approximately 2.9% of the share capital. Eni's subsidiaries do not hold shares in the Company.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

Eni’s Board of Directors

Approval of the fourth tranche of the provision in place of 2024 dividend: € 0.25 per share

Rome, 3 April 2025 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the fourth of the four tranches of the provision in place of the 2024 dividend1 from Eni S.p.A. available reserves of € 0.25 (compared to a total annual provision, in place of the dividend, equal to € 1.00) per share outstanding at the ex-dividend date as of 19 May 20252, payable on 21 May 20253, as resolved by the Shareholders’ Meeting of 15 May 2024.

Holders of ADRs, outstanding at the record date of 20 May 2025, will receive € 0.50 per ADR, payable on 9 June 20254, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

1 Coupon No. 50.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 20 May 2025 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Annual Report on Form 20-F 2024

Rome, 4 April 2025 – Today Eni’s Annual Report on Form 20-F for the year ended 31 December 2024 has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2024 is published on Eni’s website (eni.com) in the “Publications” section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2024, free of charge, by emailing a request to “segreteriasocietaria.azionisti@eni.com” or to “investor.relations@eni.com”.

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Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.